EXHIBIT 12

THE UNION LIGHT, HEAT AND POWER COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year Ended December 31
	June 30, 2005	2004	2003	2002	2001	2000
		(Thousands, except ratios)

Earnings Available
Net Income	$5,707	$18,638	$19,029	$12,150	$35,924	$24,632
Plus:
Income Taxes	3,030	10,376	9,781	12,349	13,699	13,801
Interest on Long-Term Debt	3,042	4,398	5,526	5,533	5,530	5,451
Other Interest	335	828	672	618	963	1,288
Interest Component of Rents (a)	464	928	906	959	1,288	1,276
Total Available	$12,578	$35,168	$35,914	$31,609	$57,404	$46,448

Fixed Charges
Interest Charges	$3,377	$5,226	$6,198	$6,151	$6,493	$6,739
Interest Component of Rents (a)	464	928	906	959	1,288	1,276
Total Fixed Charges	$3,841	$6,154	$7,104	$7,110	$7,781	$8,015

Ratio of Earnings to Fixed Charges	3.27	5.71	5.06	4.45	7.38	5.80

(a)  Estimated interest component of rentals (1/3 of rentals was used where no readily defined interest element could be determined).